UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras expands investments in forest restoration projects

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Rio de Janeiro, November 10, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it will increase by about R$ 50 million its investments in projects aimed at forest restoration of native species in Brazilian biomes, which contribute to carbon capture and footprinting and to avoid greenhouse gas emissions.

The investment, foreseen for the next five years, is part of the Floresta Viva initiative, launched today by the Brazilian Development and Social Bank (BNDES) during the forum "Strengthening the Forest Agenda", held at the United Nations Climate Change Conference - COP-26, in Glasgow.

The Floresta Viva initiative will operate under the principle of combining resources from the BNDES with resources from other companies. The partnership between Petrobras and the BNDES will total an investment of R$ 100 million over five years to finance reforestation projects through public selection and shared management. To make the initiative operational a manager will be selected, by means of a public call, who will be responsible for the selection notice and for monitoring the projects. The first call for proposals is expected to be launched in the first half of 2022. The calls for proposals will foresee environmental and social requirements for the selection of projects, which must be aligned with international certification standards for possible carbon certification.

Petrobras' participation in the initiative aims to expand the company's social and environmental investment in Natural Climate Solutions (NCS) with a focus on forest restoration.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act), that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer